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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
SMIC Secures USD 600 Million Syndicated Loan

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, is pleased to announce that its subsidiary, Semiconductor Manufacturing International (Beijing) Corporation, has closed a seven-year syndicated loan in the amount of USD 600 million today, from a consortium of banks led by the China Development Bank and the Export-Import Bank of China. The new loan facility will primarily support SMIC’s Beijing 12-inch fab expansion and technology development.

Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director of SMIC, commented, “We are delighted to have obtained this loan facility. This credit arrangement shows that major Chinese policy banks and commercial banks recognize the potential of our advanced 12-inch fab in Beijing. In addition, this loan facility strengthens our capital structure, achieving an improved balance between short term and long term debt.”

The other participants in the syndicated loan are China Construction Bank, Bank of Shanghai and Bank of Beijing.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the announcement, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.
Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, 16 March 2012

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as the Independent Non-Executive Directors of the Company.